Form 12b-25                                                     Page 1 of 3


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING
                                                       ------------------------
                                                        Commission File
                                                        Number:  0-30162
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                                                       ------------------------

(Check One): |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form N-SAR

For Period Ended:  December 31, 2001
                   -----------------
[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
For the Transition Period Ended:  _____________________

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   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
  ============================================================================

 Read attached instruction sheet before preparing form. Please print or type.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

         FrontLine Capital Group
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Full Name of Registrant


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Former Name if Applicable

         405 Lexington Avenue
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Address of Principal Executive Office (Street and Number)

         New York, New York 10174
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City, State and Zip Code


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Form 12b-25                                                     Page 2 of 3

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

               (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort of expense.
               (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or
     [x] Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar following the prescribed due date; and
               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

         The Registrant's annual report on Form 10-K could not be filed within the prescribed time period because the Registrant was not able to complete timely its financial statements and other parts of its Form 10-K without unreasonable effort or expense. The Registrant's primary operating subsidiary, HQ Global Workplaces, Inc. ("HQ"), filed a voluntary petition for reorganization under Chapter 11 of the United States Federal Bankruptcy Code on March 13, 2002. The demands that this filing placed on the already reduced staff at HQ, as well as the significant time and attention devoted to various strategic alternatives to bankruptcy and pre-bankruptcy negotiations with creditors, resulted in audited 2001 financial information regarding HQ being unavailable to the Registrant until late March 2002. The HQ filing also placed additional and critical demands upon the time and attention of the Company's personnel who are responsible for the preparation of the Company's financial statements and its Form 10-K and delayed the Registrant in compiling the information necessary for completing the audit of its financial statements for 2001. The Registrant anticipates filing the subject report on or before the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

  James D. Burnham, Chief
        Financial Officer                212                   931-8000
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          (Name)                     (Area Code)           (Telephone Number)



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Form 12b-25                                                     Page 3 of 3


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the proceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports(s). |X| Yes |_| No
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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof? |X| Yes |_| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  Although the financial statements of the Registrant for the year ended December 31, 2001 have not yet been finalized and remain subject to change, it is anticipated that the Registrant's results of operations will reflect a loss in excess of approximately $625 million for fiscal 2001 as compared to a loss of approximately $230 million for fiscal 2000, primarily as a result of an approximately $450 million impairment of HQ's goodwill.

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                        FrontLine Capital Group
                ----------------------------------------
             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:       April 2, 2002                 By:   /s/ James D. Burnham
      --------------------------------        -----------------------------
                                                    James D. Burnham,
                                                    Chief Financial Officer


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